FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



                                 August, 2003



                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC





This Form 6-K consists of:

         An announcement on Unit 6 of Jining Power Plant commencing commercial operation by Huaneng Power International Inc. made on August 21, 2003, in English by Huaneng Power International Inc.



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                                   SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           HUANENG POWER INTERNATIONAL, INC.



                                           By  /s/ Wang Xiaosong





                                           Name:  Wang Xiaosong

                                           Title: Vice Chairman





Date: August 22, 2003

TO: BUSINESS EDITOR
[FOR IMMEDIATE RELEASE]

                       HUANENG POWER INTERNATIONAL, INC.
          UNIT 6 OF JINING POWER PLANT COMMENCES COMMERCIAL OPERATION

(Beijing, China, August 21, 2003) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] today announced that the environmental-friendly coal-fired generating unit (unit 6) of Jining Power Plant expansion project (using Cycled Fluidized Bed Combustion Boiler) with capacity of 135MW has been put into commercial operation on August 17, 2003. Previously, the generating unit completed the 168 hours full-load trial run on August 5, 2003. In addition, after the technical renovation, the generation capacity of the units 3 and 4 of Jining Power Plant have been increased from 100MW to 115 MW and 110 MW, respectively. Now the total generation capacity of Jining Power Plant has reached 595 MW.

Meanwhile, the generation capacity of Nanjing Power Plant has increased from 600MW to 640 MW through technical renovation. The unit 6 of Xibu Power Plant with capacity of 300MW of Shenzhen Energy Group Co., Ltd., in which the Company has a minority interest, has been put into operation on July 13, 2003, thereby increasing the Company's generation capacity on an equity basis by 44MW.

Furthermore, the generation capacity of the Company's power plants were formerly calculated according to their relevant capacity class, but now some of them are adjusted by calculating according to the nameplate capacity of the generating units to conform the power industry's statistics: the generation capacity of Nantong Power Plant and Shantou Oil-fired Power Plant are therefore, adjusted from 1,400MW and 100MW to 1,404MW and 103MW, respectively.

Huaneng Power International, Inc. develops, constructs, operates and manages large thermal power plants in China nationwide, with a total generation capacity of 15,166MW on an equity basis. The Company wholly owns 13 power plants, and has controlling interests in three power plants and minority interests in three power companies. Today, it is one of the largest independent power producers in China.

                                    ~ End ~

For further information, please contact:

Ms. Meng Jing / Ms. Zhao Lin                    Ms. Christy Lai/Ms. Edith Lui
Huaneng Power International, Inc.               Rikes Communications Limited
Tel: (8610) 6649 1856 / 1866                    Tel: (852) 2520 2201
Fax: (8610) 6649 1860                           Fax: (852) 2520 2241
Email: ir@hpi.com.cn
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